UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2009
(correcting order dated May 13, 2002)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Scios Inc.
File No. 0-11749 - CF#12749

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Scios Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.53 to a Form 10-Q filed on May 2, 2002.

Based on representations by Scios Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.53   through May 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

L. Jacob Fien-Helfman
Special Counsel and Information Officer